SCHEDULE A
to the Investment Advisory Agreement

(as amended on June 12, 2012 to add PIA Short Duration Bond Fund)

Series or Fund of Advisors Series Trust	Annual Fee rate
PIA High Yield Fund	0.65%
PIA High Yield (MACS) Fund	0.00%
PIA Short Duration Bond Fund	0.47%

ADVISORS SERIES TRUST	PACIFIC INCOME ADVISERS, INC.
on behalf of the Funds listed on Schedule A

By: /s/ Douglas G. Hess	By: /s/ Thad M. Brown
Name: Douglas G. Hess	Name: Thad M. Brown
Title: President	Title: COO

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